**Exhibit 21**

**Subsidiaries of O'Sullivan Industries, Inc.**

| Subsidiary | Jurisdiction of Incorporation |
|---|---|
| O'Sullivan Industries - Virginia, Inc. | Virginia |
| O'Sullivan Furniture Factory Outlet, Inc. | Missouri |
| O'Sullivan Furniture Asia Pacific Pty. Ltd. | Australia |
| Furniture Zone Australasia Pty. Ltd. | Australia |
| Furio Furniture Pty. Ltd. | Australia |
| ACN 090 567 052 Pty. Ltd | Australia |
|     O'Sullivan Industries (Australia) Pty. Ltd. | Australia |